SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          Schedule 13D
            Under the Securities Exchange Act of 1934


                   The Safety Fund Corporation
   ----------------------------------------------------------

                        (Name of Issuer)


                          Common Stock
   ----------------------------------------------------------

                 (Title of Class of Securities)


                             786478107
                        -----------------

                         (CUSIP Number)

                         Mark A. Gavin
                     Chief Financial Officer
                         CFX Corporation
                         102 Main Street
                   Keene, New Hampshire  03431
                          (603) 352-2502
    ---------------------------------------------------------

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                          January 5, 1996
                      ---------------------
              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [  ].

This Document Consists of      Pages.
                          ----

An Exhibit Index Appears on Sequentially Numbered Page 16.





1.  Name of Reporting Person:  CFX Corporation
    I.R.S. Identification No. 02-0402421

2.  Check the Appropriate Box if a Member of a Group*   (a)  [  ]

                                             (b)  [  ]

3.  SEC Use Only

4.  Source of Funds:  BK, WC

5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant To Items 2(d) or 2(e)     [  ]

6.  Citizenship or Place of Organization:           New Hampshire

Number of         7.  Sole Voting Power:                      0 1
  Shares
Beneficially      8.  Shared Voting Power:                     01
 Owned by
   Each           9.  Sole Dispositive Power:                  01
 Reporting
  Person         10.  Shared Dispositive Power:                01
   With

11. Aggregate Amount Beneficially Owned by Each Reporting

    Person:  0 1

12. Check Box if the Aggregate Amount in Row                 (11)
    Excludes Certain Shares                     [X]

13. Percent of Class Represented by Amount in Row 11:  0% 1

14. Type of Reporting Person:  HC, CO

<F1>
(1) The Reporting Person and the Issuer have entered into a Stock
    Option Agreement covering 332,000 shares of Safety Fund Common Stock (as defined herein) or approximately 16.7% of the shares that would be outstanding following exercise. Unless and until the option granted thereunder is exercised by the Reporting Person, the Reporting Person disclaims beneficial ownership of the shares covered by the Stock Option Agreement.


Item 1.   Security and Issuer.
------    -------------------

          The title of the class of equity securities to which this Schedule 13D relates is the common stock, par value $5.00 per share, of The Safety Fund Corporation ("Safety Fund"). The address of the principal executive offices of Safety Fund is 470 Main Street, Fitchburg, Massachusetts 01420.

Item 2.   Identity and Background.
------    -----------------------

          This statement is filed on behalf of CFX Corporation ("CFX"). CFX is a New Hampshire corporation with its principal executive offices at 102 Main Street, Keene, New Hampshire 03431. CFX is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and is principally engaged in the business of managing and controlling banks and activities closely related to banking.

          Filed as Schedule I to this Schedule 13D is a list of the executive officers and directors of CFX containing the following information with respect to each such person: (a) name, (b) business address and (c) present principal occupation or employment, and the name and, if different than such person's business address, the address of any corporation or other organization in which such employment is conducted. Each person listed in Schedule I is a United States citizen.

          During the past five years, neither CFX nor, to the best of CFX's knowledge, any person named in Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------

          Pursuant to a Stock Option Agreement dated as of January 5, 1996 ("Option Agreement"), Safety Fund has granted to CFX an option ("Option") to purchase up to 332,000 shares of common stock, par value $5.00 per share, of Safety Fund ("Safety Fund Common Stock"), subject to adjustment as provided in the Option Agreement. The exercise price under the Option Agreement is $20.00 per share and the aggregate amount of funds required to exercise the Option in full would be $6,640,000. [If and when the Option is exercised, CFX's source of funds will be either working capital or funds borrowed from one or more banks in the ordinary course of business; the identity of such bank or banks has not yet been determined.]

Item 4.   Purpose of Transaction.
------    ----------------------

          On January 5, 1996, CFX and Safety Fund entered into an Agreement and Plan of Merger ("Merger Agreement") that provides for the merger of a wholly owned subsidiary of CFX to be formed under Massachusetts law with and into Safety Fund followed by the merger of the surviving corporation with and into CFX ("Merger") and the conversion of each outstanding share of Safety Fund Common Stock (except as provided in the Merger Agreement) into a specified number of shares of common stock of CFX (based on an exchange ratio to be determined in accordance with the Merger Agreement), and cash in lieu of certain fractional shares. The Merger Agreement also contemplates the possible merger of certain subsidiaries of Safety Fund and CFX after the consummation of the Merger.

          CFX and Safety Fund have entered into the Option Agreement in order to facilitate the consummation of the Merger and other transactions contemplated by the Merger Agreement. Consummation of the Merger is subject to, among other things, receipt of all necessary shareholder and government approvals.

          CFX has no present intention to acquire any shares of Safety Fund Common Stock except pursuant to the Merger Agreement and the Option Agreement.

          Except as otherwise set forth in Items 4, 5 and 6 hereof and the Exhibits to this Schedule 13D (which are hereby incorporated by reference herein and made a part hereof to the same extent as though set forth herein in full), CFX does not now have any plans or proposals which relate to or would result in
(i) the acquisition by any person of additional securities of Safety Fund, or the disposition of securities of Safety Fund; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Safety Fund or any of its subsidiaries; (iii) any change in the present Board of Directors or management of Safety Fund, including any change in the number or term of Safety Fund directors or the filling of any existing vacancies on the Board of Directors of Safety Fund; (iv) any material change in the present capitalization or dividend policy of Safety Fund; (v) any other material change in the business or corporate structure of Safety Fund; (vi) changes in Safety Fund's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Safety Fund by any person;
(vii) causing a class of securities of Safety Fund to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (viii) a class of equity securities of Safety Fund becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.


Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------
          The 332,000 shares of Safety Fund Common Stock subject to the Option represent approximately 16.7% of the 1,992,665 shares of Safety Fund Common Stock that would be issued and outstanding upon exercise of the Option in full.
 Unless and until the Option is exercised, CFX disclaims beneficial ownership of the Safety Fund Common Stock subject to the Option.

          Except as otherwise described herein, neither CFX, nor, to the best of CFX's knowledge, any of the persons listed on Schedule I hereto, beneficially owns any shares of Safety Fund Common Stock. Other than as described in this
Schedule 13D, no transactions in Safety Fund Common Stock were effected during the past 60 days by CFX, or, to the best of CFX's knowledge, by any of the persons listed on Schedule I hereto.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
------    ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------


Option Agreement
----------------

          Set forth below is a description of selected provisions of the Option Agreement. Such description is qualified in its entirety by reference to the copy of the Option Agreement filed as an Exhibit hereto, which is incorporated herein by reference and made a part hereof to the same extent as though set forth herein in full.

          Under the Option Agreement, Safety Fund granted CFX the right to purchase up to 332,000 shares of Safety Fund Common Stock at a purchase price of $20.00 per share. The Option Agreement was executed to facilitate the Merger. CFX may exercise the Option upon the occurrence of any of the following events (each a "Purchase Event") after the execution of the Option Agreement:

          (a) any person (other than Safety Fund, any Safety Fund subsidiary, CFX, or any CFX affiliate) shall have commenced a bona fide tender or exchange offer to purchase shares of Safety Fund Common Stock such that, upon consummation of such offer, such person would own or control 10% or more of the outstanding shares of Safety Fund Common Stock;

          (b) any person (other than Safety Fund or any Safety Fund subsidiary), other than in connection with a transaction to which CFX has given its prior written consent, shall have filed an application or notice with any federal or state regulatory agency for clearance or approval, to (i) merge or consolidate, or enter into any similar transaction, with Safety Fund or any Safety Fund subsidiary, (ii) purchase, lease or otherwise acquire all or substantially all the assets of Safety Fund or any Safety Fund subsidiary, or
(iii) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 10% or more of the voting power of Safety Fund or any Safety Fund subsidiary;

          (c) any person (other than Safety Fund, any Safety Fund subsidiary, subsidiaries of Safety Fund in a fiduciary capacity, CFX, affiliates of CFX, or subsidiaries of CFX in a fiduciary capacity) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Safety Fund Common Stock (the term "beneficial ownership" for purposes of the Option Agreement having the meaning assigned thereto in
Section 13(d) of the Securities Exchange Act of 1934 and the regulations promulgated thereunder);

          (d) any person (other than Safety Fund or any Safety Fund subsidiary) shall have made a bona fide proposal to Safety Fund by public announcement or written communication that is or becomes the subject of public disclosure to
(i) acquire Safety Fund or any Safety Fund subsidiary by merger, consolidation, purchase of all or substantially all its assets or any other similar transaction, or (ii) make an offer described in clause (a) above; or

          (e) Safety Fund shall have willfully breached any covenant contained in the Merger Agreement, which breach would entitle CFX to terminate the Merger Agreement (without regard to the cure periods provided for therein) and such breach shall not have been cured in accordance with the Option Agreement.

          The Option may be exercised in whole or in part, at one or more closings, and may be exercised at any time if a Purchase Event shall have occurred and be continuing after the date of the Option Agreement and before the Option Agreement is terminated. The Option Agreement provides that, to the extent that it shall have not been exercised, the Option shall terminate on the earliest of:

          (a)  the effective date of the Merger;

          (b) the termination of the Merger Agreement in accordance with the provisions thereof prior to the occurrence of a Purchase Event (other than a termination resulting from a willful breach by Safety Fund of any covenants contained therein); or

          (c) six months after termination of the Merger Agreement if such termination follows the occurrence of a Purchase Event or is due to a willful breach by Safety Fund of any covenant contained therein.

          In the event of any change in Safety Fund Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, exchanges of shares or the like, the type and number of shares subject to the Option, and the purchase price therefor, shall be adjusted appropriately. Also, in the event that any additional shares of Safety Fund Common Stock are issued or otherwise become outstanding after the date of the Option Agreement (other than pursuant to the Option Agreement), the number of shares of Safety Fund Common Stock subject to the Option shall be adjusted so that, after such issuance, it equals 19.9% of the number of shares of Safety Fund Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. In the event Safety Fund issues or agrees to issue any shares of Safety Fund Common Stock in breach of its obligations under the Merger Agreement at a price less than $20.00 per share (as adjusted pursuant to the Option Agreement), the exercise price on the Option shall be equal to such lesser price.

          The Option Agreement also provides that Safety Fund will repurchase the Option (whether or not previously terminated) from CFX, together with any shares of Safety Fund Common Stock purchased by CFX pursuant to the Option, at the request of CFX at any time commencing upon the occurrence of one of the following events and ending nine months thereafter:

          (a) any person (other than Safety Fund, any Safety Fund subsidiary, CFX, or any CFX affiliate) shall have acquired beneficial ownership of 51% or more of the outstanding shares of Safety Fund Common Stock; or

          (b) any person (other than CFX or any CFX affiliate) shall have entered into an agreement, arrangement or understanding (whether or not in writing) with Safety Fund or any Safety Fund subsidiary to (i) merge or consolidate, or enter into any similar transaction, with Safety Fund or any Safety Fund subsidiary, (ii) purchase, lease or otherwise acquire all or substantially all the assets of Safety Fund or any Safety Fund subsidiary, or
(iii) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 51% or more of the voting power of Safety Fund or any Safety Fund subsidiary.

          The repurchase price shall be equal to the sum of:

          (a) the exercise price paid by CFX for any shares of Safety Fund Common Stock acquired pursuant to the Option;

          (b) the difference between the "market/tender offer" price for shares of Safety Fund Common Stock (defined as the higher of the highest price per share at which a tender or exchange offer has been made or the highest reported sale price for shares of Safety Fund Common Stock within that portion of the Repurchase Period preceding the date CFX gives notice of the required repurchase) and the exercise price as determined pursuant to the Option Agreement multiplied by the number of shares of Safety Fund Common Stock with respect to which the Option has not been exercised, but only if the market/tender offer price is greater than such exercise price;

          (c) the difference between the market/tender offer price and the exercise price paid by CFX for any shares of Safety Fund Common Stock purchased pursuant to the exercise of the Option, multiplied by the number of shares so purchased, but only if the market/tender offer price is greater than such exercise price; and

          (d) CFX's out-of-pocket expenses incurred in connection with the transactions contemplated by the Merger Agreement, including, without limitation, legal, accounting and investment banking fees.


Merger Agreement
----------------


          Set forth below is a description of selected provisions of the Merger Agreement. Such description is qualified in its entirety by reference to the copy of the Merger Agreement filed as an Exhibit hereto, which is incorporated herein by reference and made a part hereof to the same extent as though set forth herein in full.

          The Merger Agreement provides that, on the effective date of the Merger, a wholly owned subsidiary of CFX to be formed under Massachusetts law will be merged with and into Safety Fund followed by the merger of the surviving corporation with and into CFX and the conversion of each outstanding share of Safety Fund Common Stock (except as provided in the Merger Agreement and including any rights attached thereto) into a specified number of shares of common stock of CFX (based on an exchange ratio to be determined in accordance with the Merger Agreement), and cash in lieu of certain fractional shares.

          The Merger Agreement also provides that, from the date of the Merger Agreement until the effective date of the Merger, except with the written consent of CFX, Safety Fund will operate its business, and will cause each of its subsidiaries to operate its business, only in the usual regular and ordinary course of business, will use reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises, and will take no action which would materially adversely affect the ability of CFX or Safety Fund to obtain necessary approvals of governmental authorities required for the transactions contemplated by the Merger Agreement or materially increase the period of time necessary to obtain such approvals, or materially adversely affect Safety Fund's ability to perform its covenants and agreements under the Merger Agreement.

          During such period, Safety Fund also agreed, among other things, that, except as otherwise specifically permitted or required by the Merger Agreement or consented to by CFX, Safety Fund will not and will cause each of its subsidiaries not to:

          (a)  Change or waive any provision of its charter documents.

          (b) Change the number of shares of its authorized or issued capital stock except as may be required by the Option Agreement or as contemplated in connection with Safety Fund's Shareholder Rights Plan ("Shareholder Rights Plan").

          (c) Issue or grant any option, warrant, call, commitment, subscription, right to purchase or agreement of any character relating to the authorized or issued capital stock of Safety Fund or any of its subsidiaries, or any security convertible into shares of such stock, except as contemplated by the Shareholders Rights Plan, the Option Agreement or any Safety Fund employee stock option plan.

          (d) Effect any recapitalization, reclassification, stock dividend, stock split or like change in capitalization, or redeem repurchase or otherwise acquire any shares of Safety Fund Common Stock except pursuant to any Shareholder Rights Plan.

          (e) Declare or pay any dividends or other distributions with respect to its capital stock except for (i) dividends and distributions paid pursuant to the Shareholder Rights Plan, (ii) dividends or distributions paid by any Safety Fund Subsidiary to Safety Fund, and (iii) specified quarterly cash dividends with respect to Safety Fund Common Stock declared and paid by Safety Fund in accordance with applicable law, regulation and contractual and regulatory commitments.

          (f) Enter into, amend in any material respect or terminate any contract or agreement that is or may reasonably be expected to have a material adverse effect on Safety Fund and its subsidiaries, taken as a whole, except in the ordinary course of business consistent with past practice.

          (g) Incur any material liabilities or material obligations or acquire any equity, debt, or other investment securities except in the ordinary course of business consistent with past practice.

          (h) Make any capital expenditures other than in the ordinary course of business or as necessary to maintain existing assets in good repair.

          (i) Merge into, consolidate with, affiliate with, or be purchased or acquired by, any other person, or permit any other person to be merged, consolidated or affiliated with Safety Fund.

          (j) Take or cause any action to be taken which would disqualify the Merger as a "pooling of interests for accounting purposes or a tax free reorganization under the Internal Revenue Code of 1986, as amended.

          Safety Fund also agreed not to authorize or permit any of its officers, directors, employees or agents to directly or indirectly solicit, initiate or encourage any inquiries relating to, or the making of any proposal which constitutes, any tender or exchange offer, proposal for a merger, consolidation or other business combination involving Safety Fund or any if its subsidiaries or any proposal or offer to acquire in any manner a substantial portion of the assets of Safety Fund or any of its subsidiaries, other than as contemplated or permitted by the Merger Agreement or the Option Agreement. Safety Fund also agreed not to recommend or endorse any such proposal (except to the extent legally required for the discharge of the fiduciary duties of Safety Fund's Board of Directors) or participate in any discussions or negotiations or provide third parties with any non-public information relating to any such inquiry or proposal.

          Both CFX and Safety Fund have agreed to use all reasonable efforts to obtain as soon as practicable all consents and approvals of any persons necessary or desirable for the consummation of the Merger and other transactions contemplated by the Merger Agreement, including the approval of the respective shareholders of CFX and Safety Fund and all consents and approvals required of applicable federal and state regulatory authorities.

          Reference is made to Item 4 hereof for a description of certain other provisions of the Merger Agreements.


Additional Agreements
---------------------

          In connection with the Merger, each member of the Board of Directors of Safety Fund, each in his or her capacity as a shareholder of such company, has agreed with CFX to vote or cause to be voted for approval of the Merger Agreement all of his or her shares which he or she is entitled to vote with respect thereto. In addition, each of such persons has agreed not to transfer or otherwise dispose of his or her shares of Safety Fund Common Stock or to pledge or otherwise encumber any additional shares prior to shareholder approval of the Merger Agreement or termination of the Merger Agreement pursuant to the terms thereof. Each such person has also agreed not to take any action that would substantially impair the prospects of completing the Merger pursuant to the Merger Agreements.

Item 7.  Material to be Filed as Exhibits.
------   --------------------------------


1.   Agreement and Plan of Merger dated as of January 5, 1996

2.   Stock Option Agreement dated as of January 5, 1996.

3. Form of Agreement between the directors of Safety Fund, on the one hand, and CFX, on the other.




                               SIGNATURE
                               ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  January 16, 1996       CFX CORPORATION
                              By: /s/
                                 ----------------------------------------
                                  Mark A. Gavin,
                                  Chief Financial Officer




                           SCHEDULE I
                           ----------


Following is a list of the executive officers and directors of CFX Corporation as of January 5, 1996:


Executive Officers:
------------------


Name                             Office
----                             ------


Peter J. Baxter                  President and Chief Executive Officer

Paul D. Spiess                   Executive Vice President and Chief
                                 Operating Officer

Mark A. Gavin                    Chief Financial Officer

William H. Dennison              Treasurer

Richard F. Astrella              President, Orange Savings Bank

John F. Foley                    Senior Vice President, Human Resources

Laurence E. Babcock              Vice President, Data Processing

Daniel J. LaPlante               Vice President, Investment Manager

William J. McIver                Vice President, Eastern Region

Daniel McKenney                  Vice President, CFX Mortgage

Paul T. Pouliot                  President, CFX Mortgage

Lee Robator                      Vice President, Commercial Lending

Gregg R. Tewksbury               Corporate Controller

Peter T. Whittemore              Vice President, Operations
Donald E. Leroux                 Director of Audit





        The business address for each executive officer is CFX Corporation, 102 Main Street, Keene, New Hampshire 03431.




Directors:
---------


Name and Occupation              Business or Residence Address
-------------------              -----------------------------


Eugene E. Gaffey
Chairman of the Board,
  CFX Corporation and CFX Bank
Consultant, Student Insurance
  Services

Peter J. Baxter
President and Chief Executive
  Officer, CFX Corporation and
  CFX Bank

Richard B. Baybutt
Chairman of the Board,
  Baybutt Construction Corp.

Christopher V. Bean
Secretary, CFX Corporation and
  CFX Bank
Attorney,
  Tower, Bean & Crocker

Calvin L. Frink
Retired, Former Customer
  Relations Manager, Walier
  Chevrolet-Oldsmobile

Elizabeth Sears Hager
New Hampshire State
  Representative

Douglas S. Hatfield, Jr.
President and Treasurer,
  Hatfield, Moran & Barry, P.A.

Philip A. Mason
Attorney,
  Mason & Martin

Emerson H. O'Brien
President,
  Economy Plumbing & Heating, Inc.

Walter R. Peterson
Interim President,
  University of New Hampshire

L. William Slanetz
Owner and President,
  Cheshire Realty



                          EXHIBIT INDEX
                          -------------

   Exhibit 1         Agreement and Plan of Merger
                     dated as of January 5, 1996
                     January 5, 1996

   Exhibit 2         Option Agreement
                     dated as of January 5, 1996

   Exhibit 3         Form of Agreement between the
                     directors of Safety Fund, on the